UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

27 May 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoCellular Therapeutics, Ltd.

File No. 33-17264-NY -- CF# 24999

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ImmunoCellular Therapeutics, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 10-K filed on March 31, 2010.

Based on representations by ImmunoCellular Therapeutics, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 10.33   through March 29, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel